Exhibit 3.1

 Amendment to the
Second Amended and Restated Limited Liability Company Agreement
of RICI® Linked - PAM Advisors Fund, LLC

This Amendment, dated as of December 14, 2009 (the “Amendment”), amends Section 12 of the Second Amended and Restated Limited Liability Company Agreement dated as of October 31, 2007 (the “Agreement”) of RICI® Linked - PAM Advisors Fund, LLC (the “Company”).

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

WHEREAS, Section 14 of the Agreement provides that Price Asset Management, Inc., the managing member of the Company (the “Managing Member”), may amend the Agreement without the consent of the Members under certain circumstances, including, by way of example and not limitation, to add to the representations, duties or obligations of the Managing Member or surrender any right or power of the Managing Member for the benefit of the Members.

NOW THEREFORE, the Managing Member hereby amends the Agreement as follows:

1. The fourth paragraph of Section 12 of the Agreement, beginning with the words “The Members of a Series shall have no right,” is deleted in its entirety and replaced with the following:

“The Managing Member may be removed as managing member of a Series upon an affirmative vote of Members owning Units of such Series with an aggregate Net Asset Value exceeding 50% of the aggregate Net Asset Value of all Units of such Series then held by Members.  The Managing Member may be removed as managing member of the Company upon an affirmative vote of Members owning Units of each Series with an aggregate Net Asset Value exceeding 50% of the aggregate Net Asset Value of all Units of each such Series then held by Members. For purposes of the preceding two sentences, Units owned by the Managing Member, its affiliates and their respective officers and employees shall be disregarded. Following a vote to remove the Managing Member as managing member of a Series, the Members of such Series may elect a replacement managing member by the affirmative vote of Members owning Units of such Series with an aggregate Net Asset Value exceeding 50% of the aggregate Net Asset Value of all Units of such Series then held by Members.  Following a vote to remove the Managing Member as managing member of the Company, the Members may elect a replacement managing member as provided in Section 4(b). If removed pursuant hereto, the Managing Member shall be entitled to receive its Management Fee accrued through the date of such removal (pro-rated for partial periods).”

2. Other than as amended hereby, the Agreement remains in full force and effect as of its date.

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first above written.

MANAGING MEMBER:

PRICE ASSET MANAGEMENT, INC.

By:      /s/Walter Thomas Price III
Name: Walter Thomas Price III
Title:    President